Magnolia Oil & Gas Corporation

1001 Fannin Street, Suite 400

Houston, Texas 77002

(713) 842-9050

August 28, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-226795) of Magnolia Oil & Gas Corporation (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 5:15 p.m., Eastern Time, on August 30, 2018, or as soon thereafter as is practicable.

If you need additional information, please contact Douglas E. McWilliams or Sarah K. Morgan of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3613 or (713) 758-2977, respectively.

Very truly yours,

Magnolia Oil & Gas Corporation

By:	/s/ Christopher Stavros
Name:	Christopher Stavros
Title:	Executive Vice President, Chief Financial Officer and Secretary